UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Peace Arch Entertainment’s Feature Film “The Deal” To Have Its World Premiere at the Prestigious Sundance Film Festival

Highly Influential Festival Provides Springboard for Global Distribution

Toronto – December 4, 2007 – Peace Arch® Entertainment Group Inc. (AMEX:PAE - News) (TSX:PAE.TO - News), an integrated global entertainment company creating and acquiring critically acclaimed film, television and DVD content for worldwide distribution, announced today that the Company’s romantic comedy, “The Deal,” has been accepted by the Sundance Film Festival’s prestigious Premieres Section. “The Deal” will have its world premiere at the renowned film festival in January, 2008. Peace Arch holds all worldwide rights to the much anticipated comedy.

Held next year from January 17 - 27, 2008, in and around Park City, Utah, Sundance is the most influential North American showcase for US and international independent film. Invitations to screen at Sundance are highly coveted, as many of the most successful and critically acclaimed independent films each year are premiered there. Entertainment industry executives attend the festival to explore possible acquisition and distribution contracts.

The romantic comedy, “The Deal,” adapted from the best-selling Peter Lefcourt novel “The Deal: A Novel of Hollywood,” has an all star cast that includes Academy Award®-nominee William H. Macy (“Fargo,” “Wild Hogs,” “Magnolia”), Meg Ryan (“Sleepless In Seattle,” “When Harry Met Sally,” “You’ve Got Mail”), LL Cool J (“Deep Blue Sea,” “Any Given Sunday,” “S.W.A.T.”) and Academy Award®-nominee Elliott Gould (“American History X,” “MASH,” “Ocean’s Eleven”).

“Sundance provides an ideal environment for the negotiation of acquisition and distribution agreements,” said John Flock, President and Chief Operating Officer of Peace Arch. “We believe that a successful premier at Sundance will open new doors for this promising new comedy, in both the United States and around the world.”

In “The Deal,” a struggling film producer (Macy) teams up with a beleaguered studio executive (Ryan) who is forced to make a doomed action movie with him in which their mercurial star (LL Cool J) seems determined to finish their careers.

“The Deal” screenplay was written by Steven Schachter and William H. Macy, directed by Steven Schachter and produced by Irene Litinsky, Keri Nakamoto and Michael Prupas.   Macy and Schachter are long-time collaborators, having written the multiple Emmy® Award-winning television movie, “Door to Door” and the Emmy® Award and Golden Globe nominated television movie, “The Wool Cap.”

Peace Arch Entertainment also had two films accepted into the Sundance Film Festival in January, 2007; the drama “Chapter 27,” starring Jared Leto, Judah Friedlander and Lindsay Lohan, and the Tom DiCillo comedy “Delirious” starring Steve Buscemi, Michael Pitt, Alison Lohman and Gina Gershon.

Peace Arch Entertainment’s current line up of feature films and long-form television programming includes the Showtime Networks multi-Emmy® Award-winning television event mini-series “The Tudors” starring Golden Globe® Award-winning actor Jonathan Rhys Meyers, which premiered to record audiences in the U.S. in April.

Additional upcoming 2008 feature film releases include the dark comedy “The Babysitters” starring John Leguizamo, Cynthia Nixon and Katherine Waterston; the sequel to the action-packed worldwide soccer phenomenon “Goal II: Living The Dream” starring Rutger Hauer alongside soccer icons David Beckham, Zinedine Zidane and Ronaldo; the romantic comedy “Watching the Detectives” starring Lucy Liu and Cillian Murphy; drama “Chapter 27” starring Jared Leto, Judah Friedlander and Lindsay Lohan; and the intense drama “Towards Darkness” starring America Ferrara, William Atherton and Tony Plana.  Peace Arch recently completed production on the powerful ensemble drama “Winged Creatures,” starring Kate Beckinsale, Guy Pearce, Forest Whitaker, Jennifer Hudson and Dakota Fanning.  The film will be released theatrically in the U.S. during 2008 by Sony Pictures who acquired the U.S. distribution rights from Peace Arch earlier this year.

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch owns one of the largest libraries of top quality independent feature films in the world, featuring more than 1,000 classic and contemporary titles. For additional information, please visit www.peacearch.com. For more investor-oriented information about Peace Arch Entertainment, visit http://www.trilogy-capital.com/tcp/peace-arch/. For current stock price quotes and news, visit http://www.trilogy-capital.com/tcp/peace-arch/quote.html. To view an Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/peace-arch/factsheet.html. To read a transcript of a recent Peace Arch investor conference call or listen to an archived recording, please visit http://www.trilogy-capital.com/tcp/peace-arch/conference.html.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

     Contact:

     Roy Bodner

     Senior Vice President

     Marketing and Communications

     Peace Arch Entertainment

     (310) 776-7208

     Email Contact: Email Contact

     Or

     Financial Communications

     Trilogy Capital Partners

     Ryon Harms

     (800) 592-6067

     Email Contact: Email Contact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	December 4, 2007	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.